Exhibit 99.1

TRILLION ENERGY ANNOUNCES SIGNIFICANT INCREASE TO SASB GAS FIELD RESERVES AND $15 MILLION BOUGHT DEAL OFFERING OF SECURED CONVERTIBLE DEBENTURE UNITS

2P reserves increase from 48.6 Bcf to 63.3 Bcf* while NPV10% * increased to US $548 Million

April 5, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the results of its January 31, 2023 reserve report update for the SASB gas field, representing a significant increase due to additional discoveries being made after year-end.

Reserve Report Highlights

●	Proved and probable conventional natural gas reserves (P2) increased to 63.3 BCF* up from 48.6 BCF (YE 2022), an increase of 30%
●	Net present value of proved and probable (P2) natural gas reserves (NPV10%) increased to USD $548 million* net to Trillion, up from USD $426 million* (YE 2022) a 29% increase. The US $548 million NPV 10 value represents USD $1.43 per share**
●	Net present value of Proved Reserves (P1 - NPV10) increased to US $153.7* million from US$ 119.5* million (YE 2022) a 29% increase;
●	Net present value of proved, probable and possible reserves (P3) NPV10 * increased to USD $925 million net to Trillion, up from USD $725 million (YE 2022), an increase of 28%; representing USD $2.41/ share NPV10**

*Trillion’s 49% interest before income tax and royalty **basic common shares

Dr. Arthur Halleran, CEO stated:

“We are very pleased that our initial 2023 exploration and development program efforts have already begun to pay off with a substantial increases in reserves already this year. We expect that our continued drilling program will continue to grow our reserves throughout the year, further enhancing value to shareholders.”

Reserve Report Summary

SASB Gross Reserves*

	Conventional
	Natural Gas
	(Bcf)	(Bcf)
	Jan. 31	Dec. 31%
	2023	2022	Change
Proved
Producing	2.7	2.7	-3.1%
Developed Non-Producing	2.0	0.0	-
Undeveloped	9.6	8.8	8.9%
Total Proved	14.2	11.6	22.9%
Total Probable	49.1	37.1	32.5%
Total Proved Plus Probable	63.3	48.6	30.2%
Total Possible	47.0	35.7	31.7%
Total PPP	110.3	84.3	30.8%

* Trillion 49% interest, before income taxes and royalties

SASB Net Present Value*

	NPV - 10%
	Before Income Tax
	(US$M)	(US$M)
	Jan. 31	Dec. 31%
	2023	2022	Change
Proved
Producing	$37.3	$39.2	-4.8%
Developed Non-Producing	$28.5	$0.0	-
Undeveloped	$87.9	$80.3	9.5%
Total Proved	$153.7	$119.5	28.6%
Total Probable	$394.6	$306.8	28.6%
Total Proved Plus Probable	$548.3	$426.3	28.6%
Total Possible	$376.9	$298.3	26.4%
Total PPP	$925.1	$724.6	27.7%

* Trillion 49% interest before income taxes and royalties

Bought Deal Convertible Debenture Private Placement

Trillion is also pleased to announce that it has entered into an agreement with Eight Capital, pursuant to which Eight Capital has agreed to purchase for resale, together with a syndicate of underwriters (together with Eight Capital, the “Underwriters”), on a bought deal private placement basis, 15,000 units of the Company (“Units”) at a price of $1,000 per Unit, for gross proceeds of $15,000,000 (the “Placement”). Each Unit will consist of $1,000 principal amount secured convertible debenture (a “Debenture”) and 1,667 common share purchase warrants of the Company (a “Warrant”), each having the terms described below.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12.0% per annum, payable semi-annually in arrears beginning on October 31, 2023 (the “Interest”). At the holders’ option, the Debentures may be converted into common shares of the Company (“Conversion Shares”) at any time and from time to time, up to the earlier of the Maturity Date and the date fixed for redemption of the Debentures, at a conversion price of $0.60 per common share (the “Conversion Price”), subject to adjustment in certain circumstances, which represents a premium of approximately 58% to yesterday’s closing price of $0.38 on the CSE.

The Company will be entitled to redeem the Debentures at 105% of par plus accrued and unpaid interest at any time following April 30, 2024.

The Debentures will include a negative pledge on the part of the Company, such that the Company will not be able to incur new debt in excess of the Priority Charge Limit (defined herein) prior to repayment or conversion of the Convertible Debentures. For the purposes of the pledge, the “Priority Charge Limit” shall be calculated as follows: 40% * After tax value of the Company’s PDP Reserves discounted at 10%, as evaluated by a 3rd party reserves engineer using strip pricing at the time of the issuance of the priority ranking debt.

Each Warrant will be exercisable for one common share of the Company (each a “Warrant Share”) at an exercise price of $0.50 per Warrant Share, subject to adjustment in certain events, and shall have an expiry date of June 29, 2025.

The net proceeds of the Offering will be used to fund working capital and capital expenditures related to the development of the Company’s assets in Turkey and for general corporate purposes.

The Debentures, any common shares of the Company issuable thereunder, the Warrants and any Warrant Shares sold in the Placement will be subject to a four month hold period in Canada commencing on the date of closing.

The Placement is expected to close on or about April 20, 2023 and is subject to customary closing conditions, including listing of the Conversion Shares and the Warrant Shares on the CSE and receipt of any required approvals of the CSE and applicable securities regulatory authorities.

Dr. Arthur Halleran, CEO stated:

“We are pleased to have achieved this milestone of being funded for our continuous drilling program on our highly prospective SASB block in Turkey. Securing this financing from a small group of strategic long term shareholders is a strong vote of confidence in Trillion’s ability to grow production and cash flow for the benefit of all shareholders. In addition, the negotiation of a 58% conversion premium to Trillion’s current share price not only reduces dilution from this financing but is also an indication of the value our strategic long term shareholders see in Trillion’s shares which is further supported by today’s updated reserve report.”

About the Reserves Evaluation

For the year period ended January 31, 2023, the Company’s reserves were evaluated by GLJ, Ltd. (“GLJ”), in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter) (“COGEH”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and are based on the Company’s reserves as evaluated by GLJ in their report with an effective date of January 31, 2023 (the “Reserve Report”). GLJ is an independent qualified reserves evaluator as defined in NI 51-101. Additional reserves information as required under NI 51-101 is included in the Company’s statement of reserves data and other oil and gas information on Form 51-101F1 filed on SEDAR March 24, 2023. See “Advisory Note Regarding Oil and Gas Information” section in the “Advisories”, at the end of this news release.

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. These forward-looking statements include, but are not limited to, statements relating to the timing and completion of the Placement, the satisfaction and timing of the receipt of required stock exchange approvals and other conditions to closing of the Placement and the intended use of the net proceeds of the Placement. Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2023. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022.